BILL PARKER AGENCY

(A PROPRIETORSHIP)

Financial Statements and Supplemental
Information with Reports of Independent
Registered Public Accounting Firm
December 31, 2018

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BILL PARKER AGENCY

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4528 Millrace Road,
(No. and Street)

Sacramento, (City) CA (State) 95864 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BRENDA L. PARKER (866)488-5222
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CROPPER ACCOUNTANCY CORPORATION
(Name – *if individual, state last, first, middle name*)

2977 Ygnacio Valley Rd, # 460 (Address) Walnut Creek (City) CA (State) 94598 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brenda L. Parker, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bill Parker Agency, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature 5/23/19

CEO

Title

See attached Jurat

Notary Public

This report ** contains (check all applicable boxes):

- (a) Facing Page.
- (b) Statement of Financial Condition.
- (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- (d) Statement of Changes in Financial Condition.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of _Sacramento_

Subscribed and sworn to (or affirmed) before me on this _23rd_
day of ___May___, 20_19_, by _Brenda L Parker_
_____,

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.



JAMES ERICKSON
Notary Public - California
Placer County
Commission # 2244920
My Comm. Expires Jun 2, 2022

(Seal)   Signature _James Erickson_

BILL PARKER AGENCY

Table of Contents

	Page
Report of Independent Registered Public Accounting Firm	1
Statement of Financial Condition	2
Statement of Income and Proprietor's Equity	3
Statement of Cash Flows	4
Notes to the Financial Statements	5-6
Schedule 1 – Computation of Net Capital	7
Report of Independent Registered Public Accounting Firm	8
Bill Parker Agency Exemption Report	9
SIPC Certification of Exclusion from Membership	10-11

CROPPER
an accountancy corporation

CERTIFIED PUBLIC ACCOUNTANTS

office location	*mailing address*	
2700 Ygnacio Valley Road, Ste 270	2977 Ygnacio Valley Rd, PMB 460	*www.cropperaccountancy.com*
Walnut Creek, CA 94598	Walnut Creek, CA 94598	
(925) 932-3860 tel	(925) 476-9930 efax	

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Proprietor
of Bill Parker Agency

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Bill Parker Agency (the "Company") as of December 31, 2018, and the related statements of income, changes in proprietor's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended, in conformity with the standards of the Public Company Accounting Oversight Board (United States).

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement whether due to error or fraud. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to fraud or error, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Engagement Partner Disclosure

The engagement partner on our audit for the year ended December 31, 2018 was John Cropper. Cropper Accountancy Corporation has served as the Company's auditor since 2014.

Other Information

The supplemental information contained in Schedule I – Computation of Net Capital Under Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
February 21, 2019

1

BILL PARKER AGENCY
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS

Current Assets	
Cash and cash equivalents	$ 11,945
Commissions receivable	8,421
Prepaid expenses	166
Total Current Assets	20,532
Furniture and Equipment, at cost, less accumulated depreciation of $11,633	-
	$ 20,532

LIABILITIES AND PROPRIETOR'S EQUITY

Current Liabilities:	
Commissions payable	$ 2,797
Total Current Liabilities	2,797
Proprietor's Equity	17,735
Total Liabilities and Proprietor's Equity	$ 20,532

BILL PARKER AGENCY
STATEMENT OF INCOME AND PROPRIETOR'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2018

Commission and Trail Fees Revenue	$ 128,404
Expenses	
Commissions, net	28,526
Outside services	500
Meetings	953
Insurance	3,451
Bank charges	127
Office supplies	43
Travel, lodging and meals	796
Postage	49
Regulatory fees	3,925
Professional fees	6,635
Global relay	1,903
Total expenses	46,908
Net income from operations	81,496
Other Income	
Interest income	1
Net income	81,497
Proprietor's Equity, December 31, 2017	21,904
Proprietor's withdrawals	(85,666)
Proprietor's Equity, December 31, 2018	$ 17,735

See accompanying notes and independent auditor's report

BILL PARKER AGENCY
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	$ 81,497
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in assets and liabilities:	
Commissions receivable	(1,465)
Prepaid expenses	1,310
Commissions payable	1,083
Net cash provided by operating activities	82,425

CASH FLOWS FROM FINANCING ACTIVITIES:

Proprietor's withdrawals	(85,666)
Net cash used in financing activities	(85,666)

NET CHANGE IN CASH AND CASH EQUIVALENTS	(3,241)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	15,186
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 11,945

SUPPLEMENTAL DISCLOSURE

Cash paid for interest	$ -
Cash paid for taxes	$ -

BILL PARKER AGENCY
NOTES TO THE FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2018

1. NATURE OF ACTIVITIES

Bill Parker Agency (the "Company") is engaged in the sale of variable annuities and mutual funds to individuals, organizations and businesses in Northern California and Nevada. Commissions are paid by the issuing companies to Bill Parker Agency. The Company's operations are conducted from offices in a proprietor family residence. The financial position, results of operations and cash flows of the Company differ from those that would have been achieved had the Company operated in a separate facility.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - the accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Revenue Recognition – The Company's revenues consist of commissions generated for the sale of annuities and mutual funds and trail fees. The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed and determinable and collection of the fee is probable. Generally, these conditions are met, and thus, revenue is recognized upon issue of a commission statement from investment or insurance companies.

Use of Estimates – Preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents – The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

The Company maintains cash in one bank with FDIC insurance of up to $250,000. At December 31, 2018, the cash balance in the bank account totaled $11,945, which was less than the FDIC insurance limit of $250,000. The Company carries no customer cash or securities and maintains SIPC exemption.

Furniture and Equipment - The Company depreciates furniture and equipment using the straight-line method over the estimated useful lives of the assets, which are five to seven years. Furniture and equipment is fully depreciated as of December 31, 2018.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes – As the Company is a proprietorship, no provision has been made for federal or state income taxes. The tax liability, if any, is that of the sole proprietor.

Revenue Recognition – A new accounting pronouncement, ASC 606 was adopted during the year. The pronouncement had no impact on operations during the year.

3.   FURNITURE AND EQUIPMENT

Furniture and equipment consists of the following at December 31, 2018:

	Cost	Accumulated Depreciation	Net Book Value
Office furniture and equipment	$ 1,530	$ 1,530	$ -
Computer equipment	10,103	10,103	-
	$ 11,633	$ 11,633	$ -

4.   NET CAPITAL REQUIREMENT

Pursuant to the net capital provision of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain net capital of not less than $5,000. As of December 31, 2018, the Company's net capital was $17,735.

5.   SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 21, 2019 , the date the financial statements were available to be issued. No additional adjustments to, or disclosures in, the financial statements were deemed necessary.

BILL PARKER AGENCY
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2018

Company equity	$ 17,735
Net capital	17,735
Greater of 6-2/3% of aggregate indebtedness ($2,797) or $5,000	5,000
Net Capital in excess of requirement	$ 12,735
Ratio of aggregate indebtedness ($2,797) to net capital ($17,735) (required to be less than 15 to 1)	.158 to 1

The differences between net capital and aggregate indebtedness submitted by the Company when compared to the audited financial statements for 2018 were as follows:

	Aggregate Indebtedness	Net Capital	Ratio
Per FOCUS Report	$ 9,275	$ 13,336	0.695 to 1
Change in Cash	-	(1,282)	
Change in AR	-	(963)	
Change in Prepaid Exp.	-	166	
Change in AP	(6,478)	6,478	
Per statements as finalized	$ 2,797	$ 17,735	0.158 to 1

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Proprietor
of Bill Parker Agency

We have reviewed management's statements, included in the accompanying Bill Parker Agency Exemption Report, in which (1) Bill Park Agency identified the following provisions of 17 C.F.R. §15c3-3(k) under which Bill Parker Agency claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (exemption provisions) and (2) Bill Parker Agency stated that Bill Parker Agency met the identified exemption provisions throughout the most recent fiscal year without exception. Bill Parker Agency's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Bill Parker Agency's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Engagement Partner Disclosure

The engagement partner on our audit for the year ended December 31, 2018 was John Cropper. Cropper Accountancy Corporation has served as the Company's auditor since 2014.

Cropper Accountancy Corporation
CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
February 21, 2019



The Bill Parker Agency
Member: FINRA

* **Brenda Parker**
(866)488-5222 toll free voice
(877) 582-9005 toll free fax
brenda@billparkeragency.com

Bill Parker Agency Exemption Report

Bill Parker Agency (the "Company") is a register broker-dealer subject to Rule 17a-5, promulgated by the Securities and Exchange Commission (17.C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.15c3-3(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(i).

The Company met the identified exemption provisions of §240.15c3-3(k) throughout the most recent fiscal year ended December 31, 2018 without exception.

I, Brenda Parker, swear or affirm, that to my best knowledge and belief, this Exemption Report is true and correct.

Title: CEO, CFO, CCO, FinOp

Date: February 23, 2019

*Financial Industry Regulatory Authority, Inc.

4528 Millrace Road, Sacramento, CA 95864 **CA License # 0813052**

CROPPER
an accountancy corporation

CERTIFIED PUBLIC ACCOUNTANTS

office location
2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598

(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598

(925) 476-9930 efax

www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S CLAIM FOR EXCLUSION FROM MEMBERSHIP IN SIPC

To the Proprietor
of Bill Parker Agency

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Commission Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying Schedule of Form SIPC-3 Revenues of Bill Parker Agency for the year ended December 31, 2018, which were agreed to by Bill Parker Agency and the Securities Investor Protection Corporation (SIPC), solely to assist you and SIPC in evaluating Bill Parker Agency's compliance with the exclusion requirements from membership in SIPC under section 78ccc(a)(2)(A) of the Securities Investor Protection Act of 1970 during the year ended December 31, 2018 as noted on the accompanying Certification of Exclusion from Membership (Form SIPC-3). Bill Parker Agency's management is responsible for Bill Parker Agency's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the Total amount included in the accompanying Schedule of Form SIPC-3 Revenues prepared by Bill Parker Agency for the year ended December 31, 2018 to the total revenues in Bill Parker Agency's audited financial statements included on Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018, noting no differences;

2) Compared the amount in each revenue classification reported in the Schedule of Form SIPC-3 Revenues prepared by Bill Parker Agency for the year ended December 31, 2018 to supporting schedules and workpapers, noting no differences;

3) Recalculated the arithmetical accuracy of the Total Revenues amount reflected in the Schedule of Form SIPC-3 Revenues prepared by Bill Parker Agency for the year ended December 31, 2018 and in the related schedules and workpapers, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on Bill Parker Agency's claim for exclusion from membership in SIPC. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
February 21, 2019

10

Securities Investor Protection Corporation
1667 K Street NW, Ste 1000
Washington, DC 20006-1620

Forwarding and Address Correction Requested

Check appropriate boxes.

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:

☒ (I) the distribution of shares of registered open end investment companies or unit investment trusts;

☒ (II) the sale of variable annuities;

☒ (III) the business of insurance;

☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it is registered pursuant to 15 U.S.C. 78*o*(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

Pursuant to the terms of this form (detailed below).

x [signature] 12/28/2017

Authorized Signature/Title Date

Pursuant to the terms of this form (detailed below).

SIPC-3 2018

8-

8-20744 FINRA DEC 03/18/1976
BILL PARKER AGENCY
4528 MILLRACE RD
SACRAMENTO, CA 95864-0826

Securities Investor Protection Corporation
1667 K Street NW, Ste 1000
Washington, DC 20006-1620

Form SIPC-3 FY 2018

Certification of Exclusion From Membership.

TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the fiscal year ending 12/31/2018 its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:

☑ (I) the distribution of shares of registered open end investment companies or unit investment trusts;

☑ (II) the sale of variable annuities;

☑ (III) the business of insurance;

☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it is registered pursuant to 15 U.S.C. 78*o*(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

and that, therefore, under section 78ccc(a)(2)(A) of SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at asksipc@sipc.org to request a foreign exclusion questionnaire.

The following bylaw was adopted by the Board of Directors:

<u>Interest on Assessments.</u>

... If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under section 78ddd(c) of the SIPA.

Sign, date and return this form no later than 30 days after the beginning of the fiscal year, using the enclosed return envelope.

Retain a copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.